August 31, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: Alixo-Yolloo Corporation

Re: Alixo-Yolloo Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed August 11, 2023

File No. 333-272825

Ladies and Gentlemen:

This letter is being furnished by name (the “Company”) in response to comments contained in the letter dated August 25, 2023 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Roman Zhezhel, President of the Company, with respect Amendment 1 to Registration Statement on Form S-1 (File No. 333-272825) that was initially submitted to the Commission on 11th of August (the “Amendment No. 1 to Registration Statement on Form S-1”). The Company is submitting Amendment No. 2 to the Company’s Registration Statement (“Amendment No. 2”), including the prospectus contained therein, which includes changes that reflect responses to the Staff’s comments. The responses below have been organized in the same order the Commission’s comments were organized. The page references in the Company’s response are to Amendment No. 2 as marked.

Amendment No. 1 to Registration Statement on Form S-1 Risk Factors

We Solely Dependent Upon the Funds Raised In This Offering ..., page 11

1.	You indicate on page 11 that "Mr. Sadakbayev has no formal commitment, arrangement, or legal obligation to advance or loan funds to the company." Your loan agreement filed as Exhibit 10.1, indicates that Mr. Sadakbayev "has agreed to loan the Loan Amount [up to $43,000] to the Company in the event of not raising sufficient amount of funds from the offering in accordance to the Form S-1 registration statement of the Company." Please revise to reconcile.

RESPONSE:

The Company has revised this disclosure. Contrary to the earlier indication, it has been confirmed that Mr. Sadakbayev, as detailed in the loan agreement presented in Exhibit 10.1, has committed to loan the specified Loan Amount to the Company in the event that the Company fails to secure sufficient funds from the offering in accordance with the Form S-1 registration statement.

Management's Discussion and Analysis or Plan of Operation

Results of Operations, page 23

2.	We note your response to prior comment 3 regarding the source of your revenue in fiscal year 2022, which appears to be selling a piece of discontinued software for $2,245. Please incorporate this response into your registration statement in your discussion. Further, we note that your revenues for the fiscal quarter ended May 31, 2023 was $7,933. Similarly, please disclose the source of this revenue given your mobile app has not been monetized yet and has not generated revenue according to your response to prior comment 4.

RESPONSE:

The company has incorporated the requested information into its Results of Operations discussion.

During the fiscal quarter ended May 31, 2023, our revenues amounted to $7,933. It's important to note that while our mobile app has not yet been monetized and has not directly contributed to our revenue, the aforementioned revenue stems from the initial sale of our Application Programming Interface (API) package, which includes a comprehensive library of tracks available on our website.

Description of Business, page 25

3.	Please incorporate your response to prior comment 4 in your registration statement regarding your business plan and the development of the app. In particular, please disclose that the Alixo app has not experienced any downloads or registered users.

RESPONSE:

The company has incorporated this disclosure to its prospectus.

ALIXO-YOLLO CORPORATION

By: /s/ Roman Zhezhel

Roman Zhezhel,

Chief Financial Officer/

Chief Accounting Officer/Director

(Principle Financial Officer